UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Silvergate Capital Corporation
Full Name of Registrant

Former Name if Applicable
4250 Executive Square, Suite 300
Address of Principal Executive Office (Street and Number)
La Jolla, CA 92037
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 1, 2023, Silvergate Capital Corporation (the “Registrant” or “Company”) filed a Form 12b-25 with the Securities and Exchange Commission (the “SEC”), disclosing that it was unable to timely file its Annual Report on Form 10-K for the fourth quarter and fiscal year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period without unreasonable effort or expense for the reasons described therein.  The Registrant has determined that it continues to be unable to file with the SEC the 2022 Form 10-K and is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (the “Q1 Form 10-Q”), within the prescribed time period without unreasonable effort or expense due to the reasons described below.  As previously disclosed in the Registrant’s Form 8-K filed with the SEC on March 8, 2023, the Registrant is pursuing efforts for an orderly wind down of the operations of Silvergate Bank (the “Bank”), a wholly-owned subsidiary of the Registrant, and a voluntary liquidation of the Bank in an orderly manner and in accordance with applicable regulatory processes (the “Bank Liquidation”).  As a result of the Bank Liquidation, the Company determined that it is in the best interests of the Company and relevant stakeholders to minimize costs and expenses in order to preserve value for stakeholders.  In making this determination, the Company considered, among other matters, the challenges associated with completing an audit of the Company’s financial statements for the year ended December 31, 2022.  Specifically, due to the continuous developments relating to the regulatory matters and other inquiries and investigations that are pending with respect to the Company and the Bank, the potential liabilities resulting from various litigation with respect to the Company (including private litigation) and the Bank Liquidation, the Company's independent registered public accounting firm has been unable to complete its audit procedures for the 2022 Form 10-K, and is not currently working on any such audit procedures or any review of subsequent financial statements of the Company.  Accordingly, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2023, the Company authorized a reduction in its workforce, including a reduction in the personnel in financial reporting functions who are critical to the preparation of the Q1 Form 10-Q, 2022 Form 10-K and other SEC filings.  This was part of an effort to align the Company’s overall staffing with (i) the objectives of the Bank Liquidation and (ii) the Company’s determination of the best path to (A) efficiently resolve claims and preserve the residual value of its assets and (B) avoid the overwhelming challenges associated with completing a financial statement audit in accordance with applicable standards.  The remaining employees will focus on implementing the Bank Liquidation, preserving the residual value of the Company’s assets and addressing the regulatory and other inquiries and investigations that are pending with respect to the Company and the Bank.

For the foregoing reasons, the Company has determined that it is unable to file the Q1 Form 10-Q and the 2022 10-K, and does not expect to be able to file any Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods or its definitive proxy statement for 2023.

PART IV — OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

Antonio Martino	(858)	362-6300
(Name)	(Area Code)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒  No

The Annual Report on Form 10-K for the fourth quarter and fiscal year ended December 31, 2022.

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described in Part III of this Form 12b-25, the Company has concluded that it would be unable to file the 2022 Form 10-K and the Q1 Form 10-Q, and does not expect to file any Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K for subsequent periods or its definitive proxy statement for 2023.  Due to the reasons underlying such determination, the Company is also unable to quantify changes in results of operations for the quarter ended March 31, 2023.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, the Bank Liquidation and the regulatory and other inquiries and investigations that are pending with respect to the Company and the Bank, future events and our financial performance. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry and management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. There are or will be important factors that could cause the Company’s actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following: the ability of the Company to wind down the Bank’s operations and liquidate the Bank in an orderly and timely manner and in accordance with applicable regulatory processes; the ability of the Company and the Bank to fully repay customers with deposits; the viability of the Company’s digital asset focused business following the Bank Liquidation as well as the substantial volatility in the digital asset industry during the fourth quarter of 2022 and continuing through 2023, including several high profile bankruptcies, which has disrupted investor confidence in cryptocurrencies and led to a rapid escalation of oversight of the digital asset industry; the Company’s ability to comply with the heightened regulatory scrutiny of banking institutions that provide products and services to the digital asset industry; risks and uncertainties, including potential liability and restrictions on the Company’s business, resulting from various litigation (including private litigation) and regulatory and other inquiries and investigations against or with respect to the Company, investigations from our banking regulators, congressional inquiries and investigations from the U.S. Department of Justice; risks and uncertainties resulting from the Company’s inability to file its 2022 Form 10-K, Q1 Form 10-Q and future SEC reports on a timely basis; adverse legal, reputational and financial effects on the Company resulting from the reduction in force; and potential operational disruptions as a result of the reduction in force.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Form 12b-25, as well as the cautionary statements and other risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other SEC filings. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Many of the important factors that will determine these results are beyond the Company’s ability to control or predict and are reliant on the actions taken or to be taken by third parties. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

SILVERGATE CAPITAL CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SILVERGATE CAPITAL CORPORATION

Date: May 11, 2023	By:	/s/ Alan J. Lane
		Name:	Alan J. Lane
		Title:	Chief Executive Officer